                                 Exhibit 12-B


                      Ford Motor Company and Subsidiaries

              CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED
                     CHARGES AND PREFERRED STOCK DIVIDENDS

                                 (in millions)

                                                     Six
                                                    Months                     For the Years Ended December 31
                                                     1994        1993         1992         1991        1990        1989
                                                   -------     -------      --------     -------     --------     -------
Earnings
  Income/(loss) before income taxes
   and cumulative effects of changes
   in accounting principles                        $ 4,674     $ 4,003      $  (127)     $(2,587)    $ 1,495      $ 6,030
  Equity in net (income)/loss of
   affiliates plus dividends from
   affiliates                                          (30)        (98)          26           69         171         (137)
  Adjusted fixed charges a/                          3,797       7,648        8,113        9,360       9,690        9,032
                                                   -------     -------      -------      -------     -------      -------
   Earnings                                        $ 8,441     $11,553      $ 8,012      $ 6,842     $11,356      $14,925
                                                   =======     =======      =======      =======     =======      =======
Combined Fixed Charges and
 Preferred Stock Dividends
- --------------------------
  Interest expense b/                              $ 3,629     $ 7,351      $ 7,987      $ 9,326     $ 9,647      $ 8,624
  Interest portion of rental expense c/                133         266          185          124         105          103
  Preferred stock dividend requirements
   of majority-owned subsidiaries d/                    79         115           77           56          83           16
                                                   -------     -------      -------      -------     -------      -------
    Fixed charges                                    3,841       7,732        8,249        9,506       9,835        8,743

Ford preferred stock dividend
 requirements e/                                       255         442          317           26           0            0
                                                   -------     -------      -------      -------     -------      -------

  Total combined fixed charges
   and preferred stock dividends                   $ 4,096     $ 8,174      $ 8,566      $ 9,532     $ 9,835      $ 8,743
                                                   =======     =======      =======      =======     =======      =======

Ratios
- ------
  Ratio of earnings to fixed charges                   2.2         1.5          f/           g/          1.2          1.7

  Ratio of earnings to combined fixed
   charges and preferred stock dividends               2.1         1.4          h/           i/          1.2          1.7





- - - - - -
a/ Fixed charges, as shown below, have been adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority-owned subsidiaries.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc., have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
e/ Preferred stock dividend requirements of Ford Motor Company, have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
f/ Earnings were inadequate to cover fixed charges by $237 million.
g/ Earnings were inadequate to cover fixed charges by $2,664 million.
h/ Earnings were inadequate to cover combined fixed charges and preferred stock dividends by $554 million.
i/ Earnings were inadequate to cover combined fixed charges and preferred stock dividends by $2,690 million.